UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2021

Commission File Number: 001-39152

FSD PHARMA INC.
(Translation of registrant's name into English)

First Canadian Place, 100 King Street West, Suite 3400
Toronto, ON M5X 1A4, Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [  ]      Form 40-F [ X ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

INCORPORATION BY REFERENCE

Exhibit 99.1 to this Form 6-K is hereby filed and incorporated by reference into the registrant's Registration Statement on Form F-10 (Commission File No. 333-254995).

SIGNATURES

 Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FSD Pharma Inc.
(Registrant)

Date: April 23, 2021	By: /s/ Donal Carroll
Name: Donal Carroll
Title: Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description

99.1	Management Information Circular
99.2	Form of Proxy
99.3	Notice of Meeting
99.4	Notice of Meeting and Record Date (Amended)